Exhibit 99.1

For Immediate Release

July 22, 2005

DRAXIS SERVED WITH STATEMENT OF CLAIM REGARDING DIVESTED PRODUCT PERMAX ®

MISSISSAUGA, ONTARIO, July 22, 2005 – DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX), today announced that, together with other defendants, it has received a Statement of Claim filed before the Superior Court of Justice of Ontario. The plaintiff alleges that Permax®, a drug that DRAXIS distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.

DRAXIS believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.

Prior to July 2003, Permax® was distributed in Canada by Draxis Pharmaceutica, the Canadian pharmaceutical sales and marketing division of DRAXIS Health Inc. In July 2003 DRAXIS completed the divestiture of the Draxis Pharmaceutica division to Shire BioChem Inc.

About DRAXIS Health Inc.

DRAXIS Health is a specialty pharmaceutical company providing products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Health employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc. Jerry Ormiston, Investor Relations Tel: 877-441-1984	The Investor Relations Group John Nesbett Tel: (212) 825-3210